================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                        Amendment No. 1 to SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       and
                               Amendment No. 3 to
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                         STERIGENICS INTERNATIONAL, INC.
                            (Name of Subject Company)

                           ION BEAM APPLICATIONS S.A.
                              IBA ACQUISITION CORP.
                                    (Bidders)

                    Common Stock, Par Value $0.001 Per Share
                      And The Associated Rights To Purchase
                 Series A Junior Participating Preferred Stock,
                           Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   85915R 10 5
                      (CUSIP Number of Class of Securities)

                                Mr. Pierre Mottet
                           Ion Beam Applications s.a.
                             Chemin du Cyclotron, 3
                             B-1348 Louvain-la-Neuve
                                     Belgium
                               (011-32-10-47-5855)
  (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies To:
                              Ramon P. Marks, Esq.
                             Kevin T. Collins, Esq.
                              Dorsey & Whitney LLP
                                 250 Park Avenue
                            New York, New York 10177
                                 (212) 415-9200

================================================================================

     This Amendment No. 1 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on June 17, 1999 ("Schedule 14D-1"). Ion Beam Applications s.a., a Belgian corporation ("IBA") and IBA Acquisition Corp., a Delaware corporation ("Acquisition"), in connection with the offer to purchase all the outstanding shares of common stock, par value $0.001 per share, and the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of SteriGenics International, Inc., a Delaware corporation (the "Company"), at a price of $27.00 per share, net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

Item 2. Identity and Background

     The first sentence of Item 2 of the Schedule 14D-1 is hereby amended and restated in its entirety as follows:

     (a)-(d), (g) This Statement is filed by Purchaser, IBA and Belgabeam SCRL.

Item 9. Financial Statements of Certain Bidders

     Item 9 of the Schedule 14D-1 is hereby amended and restated in its entirety as follows:

Financial Information for Parent

     Set forth below is consolidated financial information with respect to Parent and its consolidated subsidiaries for the fiscal years ended December 31, 1998, December 31, 1997 and December 31, 1996. These consolidated financial statements of Parent have been prepared on the basis of accounting principles generally accepted in Belgium ("Belgian GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Also set forth below is a summary of certain significant differences between Belgian GAAP and US GAAP. Such differences include, but are not limited to, the accounting for goodwill and other intangibles, which are written off against retained earnings under Belgian GAAP, but are required to be recorded as an asset and amortized as a reduction of earnings over their estimated useful lives, not to exceed 40 years, for purposes of US GAAP.

                           ION BEAM APPLICATIONS s.a.
                       CONSOLIDATED FINANCIAL INFORMATION
             (In thousands of Belgian Francs, except per share data)

-----------------------------------------------------------------------------------------------------------------------

                                                                                       Years Ended
                                                                      -------------------------------------------------
                                                                       December 31,     December 31,       December 31,
                                                                           1998             1997               1996
                                                                      -------------------------------------------------
                                                                      (1,000's BEF)    (1,000's BEF)      (1,000's BEF)
CONSOLIDATED ACCOUNTS*
ASSETS

FIXED ASSETS ......................................................       472,272          361,111            366,254
                                                                      -------------------------------------------------
I.    Formation expenses ..........................................
II.   Intangible assets ...........................................       257,940          210,829            216,309
III.  Tangible assets .............................................       201,262          150,211            149,915
      A.  Land and buildings ......................................        47,603            9,176             10,118
      B.  Plant, machinery and equipment ..........................        26,525            8,438             14,758
      C.  Furniture and vehicles ..................................        21,722           21,292              8,183
      D.  Leasing and other similar rights ........................       105,412          111,154            116,856
      E.  Assets under construction and advance payments ..........                            151                  0

-----------------------------------------------------------------------------------------------------------------------
                                                                                      Years Ended
                                                                      -------------------------------------------------
                                                                       December 31,     December 31,       December 31,
                                                                           1998             1997               1996
                                                                      -------------------------------------------------
                                                                      (1,000's BEF)    (1,000's BEF)      (1,000's BEF)

IV.   Financial assets ............................................        13,070               71                 30
           A.  Shares
           B.  Amounts receivable and cash guarantees .............        13,070               71                 30
                                                                      -----------------------------------------------
CURRENT ASSETS ....................................................     3,486,726        2,039,633          1,023,218
                                                                      -----------------------------------------------
VI.   Stock and contracts in progress .............................       771,079          354,228            584,800
      A.  Stocks ..................................................       174,726           50,646             36,985
           1.  Raw materials and consumables ......................        78,663           32,099             28,762
           2.  Work in progress ...................................        84,128           16,849              3,995
           3.  Finished goods .....................................        11,935            1,698              4,228
      B.  Contracts in progress ...................................       596,353          303,582            547,815
VII.  Amounts receivable within one year ..........................       592,897          562,595            256,091
      A.  Trade debtors ...........................................       562,201          507,333            210,228
      B.  Other amounts receivable ................................        30,696           55,262             45,863
VIII. Investments .................................................     2,006,209        1,101,366            166,047
      A.  Own shares
      B.  Other investments and deposits ..........................     2,006,209        1,101,366            166,047
IX.   Cash at bank and in hand ....................................        48,016            7,531              8,039
X.    Deferred charges and accrued income .........................        68,525           13,913              2,235
                                                                      -----------------------------------------------
TOTAL ASSETS ......................................................     3,958,998        2,400,744          1,389,472
                                                                      -----------------------------------------------
      LIABILITIES

CAPITAL............................................................     1,020,466          218,056            210,164
                                                                      -----------------------------------------------
I.    Capital .....................................................       922,067          195,138            183,709
      A.  Issued capital ..........................................       922,067          195,138            183,709
II.   Share premium account .......................................           432              432
IV.   Reserves ....................................................        94,409           16,409              9,800
      A.  Legal reserve ...........................................                          8,213              1,604
      B.  Untaxed reserves ........................................                          8,196              8,196
      C.   Consolidated reserves ..................................        94,409            2,340
V.    Accumulated profit/loss .....................................                          2,518              7,885
VI.   Investment grants ...........................................         3,558            3,559              8,770
                                                                      -----------------------------------------------
PROVISIONS AND POSTPONED TAXES ....................................       212,999          212,259             50,869
                                                                      -----------------------------------------------
VII.  A.  Provisions for liabilities and charges ..................       206,701          212,259             50,869
           1 . Pensions and similar obligations ...................         2,945            1,200
           2 . Other liabilities and charges ......................       203,756          211,059             50,869
      B.  Postponed taxes .........................................         6,298
                                                                      -----------------------------------------------
AMOUNTS PAYABLE ...................................................     2,725,533        1,970,429          1,128,439
                                                                      -----------------------------------------------
VIII. Amounts payable after one year ..............................     1,776,074        1,011,983            333,037
      A.  Financial debts .........................................        94,087           91,706             96,249
           1.  Leasing and other similar rights ...................        87,320           91,706             96,249
           2.  Credit institutions ................................         2,650
           3.  Other loans ........................................         4,117
      B.  Advances received on contracts in progress ..............     1,536,000          723,239                 39
      C.  Other amounts payable ...................................       145,987          197,038            236,749
IX.   Amounts payable within one year .............................       861,375          911,366            764,117
      A.  Current portion of debts after one year .................        92,669           64,626             20,431
      B.  Financial debts .........................................        13,694
           1.  Credit institutions ................................        13,694
      C.  Trade debts .............................................       264,187          254,136            189,203

-----------------------------------------------------------------------------------------------------------------------
                                                                                       Years Ended
                                                                      -------------------------------------------------
                                                                       December 31,     December 31,       December 31,
                                                                           1998             1997               1996
                                                                      -------------------------------------------------
                                                                      (1,000's BEF)    (1,000's BEF)      (1,000's BEF)
           1.  Suppliers ..........................................       264,187          254,136            189,203
      D. Advances received on contracts in progress ...............       413,478          418,374            508,271
      E. Taxes, remuneration and social security ..................        70,756           51,180             46,212
           1.  Taxes ..............................................        27,734            8,670              6,580
           2.  Remuneration and social security ...................        43,022           42,510             39,632
      F.  Other amounts payable ...................................         6,591          123,050
X.    Accrued charges and deferred income .........................        88,084           47,080             31,285
                                                                      -----------------------------------------------
TOTAL LIABILITIES .................................................     3,958,998        2,400,744          1,389,472
                                                                      -----------------------------------------------

INCOME STATEMENT
I.    Operating income ............................................     1,742,936        1,249,558            796,874
      A.  Turnover ................................................     1,236,484        1,327,148            532,341
      B.  Increase (+); decrease(-) in stocks of finished goods,
                  work and contracts in progress ..................       345,862         -233,909            185,073
      C.  Fixed assets - own construction .........................       145,845           73,314             76,790
      D.  Other operating income ..................................        14,745           83,005              2,670
II. Operating charges (-) .........................................    -1,535,673       -1,137,543           -730,166
      A.  Raw materials, consumables and goods for resale                 619,563          431,544            294,383
           1.  Purchases ..........................................       620,335          434,881            294,916
           2.  Increase, decrease in stocks (-,+) .................          -772           -3,337               -533
      B.  Services and other goods ................................       282,298          211,750            140,945
      C.  Remunerations and social security costs,
            Pensions ..............................................       316,909          212,614            187,003
      D.  Depreciation of and other amounts written off ...........       139,031          109,369             90,200
      E.  Provisions for liabilities and charges ..................       -22,597          161,390             10,823
      F.  Other operating charges .................................         1,608           10,876              1,893
      G   Amortization goodwill ...................................       198,861
III.  Operating profit (+) ........................................       207,263          112,015             66,708
      Operating loss (-) ..........................................
IV.   Financial income ............................................       374,844           77,287             20,649
      A.  Income from financial fixed assets ......................         8,559
      B.  Income from current assets ..............................       291,819           33,074              1,480
      C.  Other financial income ..................................        74,466           44,213             19,169
V.    Financial charges (-) .......................................      -325,999          -65,010            -49,972
      A.  Debt charges ............................................       267,258           22,192             15,306
      B.  Amounts written off on current assets ...................
      other than those mentioned in II.E ( +, - ) .................            30            1,283              4,103
      C.  Other financial charges .................................        58,711           41,535             30,563
VI. Current profit before taxes ...................................       256,108          124,292             37,385
VIII  Extraordinary charges (-) ...................................       -42,193
      A.  Other extraordinary charges .............................        42,193
IX.   Profit for the period before taxes (+) ......................       213,915          124,292             37,385
IX.   A.  Transfer from postponed taxes ...........................            78
X.    Income taxes (-) (+) ........................................      -138,025
      A.  Income taxes (-) ........................................       138,025
XI.   Profit for the period (+) ...................................        75,812          124,292             37,385

Analysis of the Results

Following acquisition of Mediflash on December 22, 1998, IBA established its first consolidated accounts in addition to its regular company accounts. These integrate the accounts of IBA and only the 4th quarter accounts of Mediflash. They have been certified without reservation by the independent auditor.

Percentage-of-completion accounting method for work in progress

IBA uses the "percentage-of-completion" method to account for work in progress. This method is commonly used in industries where the production cycle extends over several fiscal years.

In this method, revenues are booked progressively in parallel to the advancement of production, based on objective references, usually the incurred costs. Current assets may include certain costs and revenues related to orders not yet invoiced.

The two essential revenue components for IBA are revenues booked on delivery and work-in-progress. Work-in-progress includes incurred costs increased pro rata by 95% of the budgeted margin for each stage of the work. This method gives a more accurate and stable picture of IBA's results for projects whose production, delivery, and installation phases last more than 12 months.

The post "Provisions for liabilities and charges" accounts for projects whose revenues have been booked into total revenues, but where IBA must still incur costs to complete installation.

This accounting method is in compliance with article 27,3 of the Belgian Royal Decree of October 8, 1976.

Income Statement

Revenues

As revealed by the accounting method used by IBA, revenues are not an accurate indicator of IBA's activities. A better picture of the company's results is obtained by adding to revenues the post "(Increase/decrease) in stocks of finished goods, work and contracts in progress." Following the "work-in-progress" accounting method for production, the value of an order is booked progressively into the "Variation of work-in-progress" account according to the progress of the order. It is later reversed from this account and booked into total revenues when the product is shipped to the customer.

Revenues generated by the activity, excluding Mediflash, stood at 1.5 billion BEF (37.5 million EUR) compared to 1.1 billion BEF (27.5 million EUR) in 1997, an increase of 32%. Because Mediflash was acquired in December 1998, its results have been booked only from October 1, 1998. The consolidated results therefore take Mediflash data into the accounts only for the 4th quarter. Since these data give only a poor picture of the effect of Mediflash's real contribution to the group, a pro forma consolidated account has been established to better reflect the importance of this end-of-the-year acquisition. This pro forma account shows revenues for the group of 1.9 billion BEF (47.5 million EUR), an increase of 62% against 1997.

Fixed Assets

Production essentially includes charges for research and development ("R & D"). For IBA, this sum amounts to 146 million BEF (3.7 million EUR). Adding the sum for R & D expended by Mediflash (which this company does not tie up in capital assets), the total for the IBA group rises to 187 million BEF (4.7 million EUR), representing 10% of pro forma consolidated revenues. R & D funds are allocated to all the sectors in which the group is active, and in particular to proton therapy, within IBA, and to industrial ionization, within both IBA and Mediflash. Mediflash is currently developing a new concept for low-power, low-energy linear accelerators which are expected to take a significant part of the market for "in-house" sterilization.

Income

IBA's net income was 273 million BEF (6.8 million EUR) in 1998 against 124 million BEF (3.1 million EUR) in 1997, an increase of 120%. IBA's operating income increased to 405 million BEF (10.1 million EUR) against 112 million BEF (2.8 million EUR) in 1997, an increase of 237%. For the first time IBA's operating results were subject to payment of income taxes. Until 1997, IBA benefited from tax-loss carryforwards and reductions for investments which, when offset against net income, reduced its tax liability to zero.

An extraordinary charge of 42 million BEF (1.0 million EUR) was booked to cover the costs of IBA's stock flotation in June 1998.

In accordance with its growth strategy, IBA has confirmed to the Mediflash management its intention to make new investments in the sectors where the acquired company is active. In view of these substantial investments over the next several years, the Board of Directors decided to amortize the entirety of the goodwill generated by the acquisition in the consolidated accounts over a single year. These investments in Mediflash technology, together with synergies with the acquired company, will significantly modify the group's strategy and positioning in its various markets, which justifies the decision to amortize goodwill over a single year. The result of this action was to reduce the pro forma consolidated net income from 221 million BEF (5.5 million EUR) to 75 million BEF (1.9 million EUR).

Summary of Certain Significant Differences Between Belgian and US GAAP

     The consolidated financial statements of Parent are prepared in accordance with Belgian GAAP, which differs in several respects from US GAAP. The following is a general summary of the significant differences:

     Goodwill. Belgian GAAP offers three acceptable alternatives for accounting for goodwill. Goodwill can be: (a) charged to operations in the year of the acquisition; (b) charged to equity in the year of the acquisition; or (c) amortized to operations over its expected useful life. The goodwill related to the purchase of Mediflash has been directly booked as an expense in the 1998 income statement. US GAAP provides for only one method of accounting for goodwill and requires that goodwill be amortized over its expected useful life, which may not exceed 40 years (or 10 years for certain technology).

     Property. Freehold and long leasehold property may be revalued, and the surplus or deficit arising on such revaluation is included in Parent's consolidated reserves which form part of ordinary stockholders' equity. Revaluation of freehold and long leasehold property is not permitted under US GAAP.

     Inventory. Inventory is valued at the lower of cost or realizable value. In Belgium, cost of inventory, other than long-term work in progress, is calculated using FIFO (first in first out) or average. US GAAP allows LIFO (last in first out) to be used in addition to the two former methods.

     Disposal of Businesses. Profits and losses on disposal of a subsidiary or associate under Belgian GAAP are calculated as the net of the proceeds over (i) carrying value plus (ii) amounts with respect to goodwill previously charged to stockholders' equity. US GAAP reflects the unamortized element of goodwill in the calculation.

     Dividends. Ordinary share dividends are provided in the financial year in respect of which they are declared by the board of directors. Under US GAAP, such dividends are not provided for until the date declared.

     Deferred Taxation. Deferred taxation is provided where it is probable that a taxation liability will crystallize. Under US GAAP, as provided by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," full provision must generally be made for all potential taxation liabilities.

     Pensions. Pension costs, based on actuarial assumptions and methods, are charged in the accounts so as to allocate the cost of providing benefits over the service lives of employees in a consistent manner approved by the actuary. US GAAP prescribes the method of actuarial valuation and also requires assets to be assessed at fair value and the assessment of liabilities to be based on current interest rates.

     Work in Progress. Sales and earnings on uncompleted contracts are stated on the "percentage-of-completion" method, which is the same as the one advised by US GAAP. This method is commonly used in industries where the production cycle extends over one fiscal year. The method is based on cost incurred to date in relation to total estimated costs.

     Research and Development. On IBA's financial statements, research and development costs are capitalized and amortized on a five-year period. The non-amortized research and development costs are written off in the event that the company is giving up the research and development program before the end of the amortization period.

     Currency Exchange Gain/Loss. In accordance with Belgian GAAP, IBA books unrealized foreign exchange losses in the income statement while unrealized foreign exchange gains are deferred at year-end. As per US GAAP, foreign exchange gains and losses resulting from the re-measurement process are both booked in the income statement.

     Defined Contribution Plan. IBA does not have any "defined benefit plan" for its pension scheme. The Belgian accounting rules applied to the "defined contribution plan" in place are the same as those developed as per US GAAP.

     Cash Flow Statement. Belgian GAAP does not require any cash flow statement. This statement is compulsory as per US GAAP.

     Income Statement. The layout of the Belgian Profit and Loss Accounts is basically designed around a "per natura" basis rather than by economical purposes of revenues and expenses as per US GAAP.

Item 10. Additional Information

     Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented by the addition of the following information:

     Notwithstanding anything to the contrary that may be contained in the Offer to Purchaser or in the Merger Agreement, previously filed as Exhibits (a)(1) and
(c)(1), respectively,  to the Combined Schedule 14D-1 and Amendment No. 2 to the
Schedule 13D, all conditions to the Offer will be waived or satisfied on or prior to the expiration of the Offer.

                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999                       IBA Acquisition Corp.


                                           By: /s/ Pierre Mottet
                                               ---------------------------------
                                               Name:  Pierre Mottet
                                               Title: President

                                    SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999                       Ion Beam Applications s.a.

                                           By: /s/ Pierre Mottet
                                               ---------------------------------
                                               Name:  Pierre Mottet
                                               Title: Chief Executive Officer

                                    SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 1999                       Belgabeam SCRL

                                           By: /s/ Eric de Lamotte
                                               ---------------------------------
                                               Name:  Eric de Lamotte
                                               Title: Director

                                  EXHIBIT INDEX

Exhibit
Number    Exhibit
------    -------

*(a)(1)   Offer to Purchase dated June 17, 1999

*(a)(2)   Letter of Transmittal

*(a)(3)   Notice of Guaranteed Delivery

*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

*(a)(7)   Form of Summary Advertisement dated June 17, 1999

*(a)(8)   Press Release dated June 11, 1999 issued by IBA

*(b)      Commitment Letter from Bank Brussels Lambert S.A., dated June 10, 1999

*(c)(1) Merger Agreement dated as of June 10, 1999, among the Company, Purchaser, IBA GP and IBA

*(c)(2) Stockholders' Agreement dated June 10, 1999, among Purchaser, IBA, IBA GP and certain stockholders of the Company

*(c)(3) Non-Disclosure Agreement, dated May 17, 1999 Agreement between IBA and the Company

(d)       None

(e)       Not Applicable

(f)       None

----------
*    Previously Filed.